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2001 SUMMARY
ANNUAL REPORT



Speak!

Glenayre

See! Hear! Speak!



Dear Fellow Stockholders:

The past year was extremely challenging for the telecommunications industry and Glenayre was affected by these challenges. With many paging carriers entering bankruptcy and the paging equipment market collapsing, we decided to discontinue all paging related operations during the second quarter of 2001. At the same time, our ongoing strategy to increase investment in our Enhanced Services and Unified Communications software business positioned us to focus our full efforts on this market. I am very pleased to report that we ended 2001 on a much improved financial and competitive footing.

Industry-wide slowdowns in capital spending did adversely impact our Enhanced Services and Unified Communications business, with revenue for 2001 down 20% from 2000. The bulk of that impact was felt in the latter part of the year, with second half 2001 revenue down 18% from first half levels. Nevertheless, excluding one-time gains and charges, we reduced our operating loss for the second half of 2001 by 85% compared to the first half of 2001, and achieved positive income from operations in the fourth quarter. Comparing the second half of 2001 to the first half of 2001, we improved gross margins from 56% to 64%, and reduced our selling, general and administrative spending by 25%. Comparing year-end 2001 to 2000 balance sheets, we reduced our inventory by more than 40%, increased our total cash 6% and our unrestricted cash 24%. We enter 2002 financially strong with total cash in excess of $94 million and no debt, and are confident in our ability to continue self-funding our growth strategy.

Major milestones for Glenayre in 2001 included the introduction of our Large Solution platform which significantly increased our system scalability, allowing us to address the largest carrier markets. Just as importantly, the Large Solution platform also enables service providers to rapidly deploy new revenue-generating services on a network-wide basis, improving their business for these services with faster time-to-market, wider reach and lower capital costs. Glenayre also launched its first commercial Unified Communications platform to make it easy for subscribers to access voice, fax and e-mail messages from a single location. Today, we are also proud to offer powerful Voice Services solutions that allow subscribers to access their messages and information services with simple voice commands.

The accomplishment of these results is not only a tribute to the outstanding and dedicated efforts of the Glenayre employee team, but also to the team that has led the tough task of discontinuing our paging operations. I must also thank our board members for their very active engagement and support, which has enabled me to position our continuing operations for future growth.

Today, Glenayre is a company that is energized by the possibilities of providing solutions that simplify communications, both for the service providers around the world who deliver our messaging solutions, and for the subscribers who use them.

Glenayre recently introduced a new corporate identity and the Versera™ family of solutions. The Versera brand family includes four product portfolios for enhanced messaging, unified communications, voice-activated services and multimedia solutions, as well as professional services. The products are built on the Versera Dynamic Architecture, a common, open framework for standards-based communications solutions.

Versera solutions enable service providers to create a personal communications portal offering, a single unified base of control with multiple access points for managing all communications services. Using a personal computer, telephone keypad, voice user interface or web-enabled device, subscribers can create, send and receive e-mail, fax and voice messages, manage their personal preferences and access information and content.

We are aggressively investing in new communications solutions that address service providers' greatest challenges: reducing customer churn and generating new revenue streams at the lowest possible cost. Glenayre has focused its development efforts on open, standards-based UNIX platforms that enable rapid deployment of highly reliable, scalable solutions for service providers using circuit-switched and IP-based telephony networks. We are active members of the VoiceXML Forum and the Speech Applications Language Tags (SALT) Forum. These organizations are devoted to creating standards for voice-driven and multimodal applications that will enable users to manage all their communications wherever they are, using any device.

Glenayre remains focused on customer needs and developing strong, mutually beneficial relationships with its customers. We look forward to serving existing customers and forming new customer relationships during 2002 by offering applications to deliver flexible, easy-to-use communications solutions.

Eric Doggett
President and Chief Executive Officer



Glenayre is Simplifying Communications

Sure, we've been around the block. In fact, Glenayre has been making communications easier with innovative solutions for the global communications service provider market for nearly 40 years. Today, Glenayre has evolved to be one of the leading providers of next-generation messaging and communications solutions. More than 200 service providers in over 60 countries rely on Glenayre's solutions, including voice, fax and e-mail messaging, unified communications and voice services. These companies depend on Glenayre to help them deploy cost-effective messaging services that generate revenue and reduce customer churn.



11%
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90%



53%
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81%

Serving a Dynamic Market

Communications is one of the most dynamic and complex industries today. Powerful innovations in technology have changed the way people think about communications. The introduction of myriad new services, solutions and devices has given rise to a highly competitive market. Communications service providers of all kinds are increasingly looking to suppliers like Glenayre to provide the right solutions that help them control customer churn, manage costs and differentiate themselves.

Glenayre has harnessed the power of technology to deliver communications solutions that meet service providers' needs. With these solutions, they can deliver services that give their subscribers a greater degree of control and flexibility with regard to how, when and where they communicate:

- **Unified Communications** solutions give you one mailbox for all your messages. So you can create, send, receive and be notified of voice, fax and e-mail messages with a web browser, a wireless personal digital assistant (PDA) or any phone. With everything in one place, you have easy access to your communications without the inconvenience of having to forward messages from one e-mail address to another, or check separate voice mail numbers, e-mail addresses and fax machines. Unified Communications give you immediate access to and control of your communications, so you have what you need, when and where you need it.


YourLogo™
Glenayre
My Mailbox
My Mailbox
My Contacts
My Services
Help

Unified Communications solutions give you one mailbox for all of your messages.

- **Voice Services** use speech recognition and text-to-speech technologies so you can talk to your messaging applications. Perfect for staying in touch while you're on the go, voice services respond to spoken commands like "Play my e-mail messages," or "Check my flight information." These solutions provide easy-to-use, hands-free communications that can give you access to all your messages and personalized information services without having to use a touch-tone keypad or computer screen. Now message management is just as simple as talking on the phone.

- **Multimodal technology** combines the best aspects of different modes of communications like voice, visual and text interfaces to create a seamless way for you to manage your communications. For example, you could use voice commands to scan your e-mail messages, then view a complete message on the screen of your PDA. Multimodal technology provides enormous flexibility because you can easily switch between voice and data control in a single session.

- **Multimedia Messaging Services** make it possible to send and receive digital video clips, photos and graphics on a mobile phone, computer or PDA. Like the evolution from radio to TV, multimedia services will add a new dimension to messaging by enabling you to send and receive video messages with wireless devices from virtually anywhere — at soccer games, business presentations or friendly get-togethers.

Glenayre Solutions Use Technology to Make the Unimaginable...Possible

Glenayre has taken the capabilities of these new technologies and molded them into solutions that meet the needs of services providers and their customers, creating the Versera™ solutions family.

Versera solutions are modular, customizable solutions designed on the Versera Dynamic Architecture to enable rapid deployment and easy expansion for growing networks.

Glenayre believes it is critical to deliver these easy-to-use solutions in a way that provides the best value for the service provider's investment. Versera solutions help service providers protect their capital investments by incorporating the Intel® hardware and the Linux® operating system, creating an open, standards-based architecture supporting both IP and circuit-switched telephony networks.

Best of all, Versera solutions allow people to use three powerful senses—to see, to hear and to speak—in order to access their communications at any time.

Powering Your Personal Communications Portal

Imagine...one solution that meets all your unique communications needs just the way you want it. That's your personal communications portal.

Versera solutions are the building blocks for the creation of a personal communications portal, offering a single home base where subscribers can manage all their communications activities. The portal can be accessed from the Internet, any phone or any wireless device. This portal allows individuals to see their messages on a web page, hear their messages read to them over a phone or wireless device and speak to compose and manage their messages.

What makes the personal communications portal unique is its adaptability to address each individual's personal needs. Subscribers have the flexibility to select which services they will use and to customize their interfaces, schedules and other options to make the portal truly personal. Subscribers will be able to send, receive and respond to voice, fax, e-mail and data messages, make and accept live calls and get information on demand (such as stock quotes and travel schedules) by seeing, hearing or speaking as they choose.

Subscribers will also be able to personalize their portals to control what information comes to them, how they receive it and when they want it. This flexibility encourages subscribers to centralize their communications needs through a single provider, which leads to increased customer loyalty and reduced subscriber churn.

Versera™

• • • • •

VERSERA...SEE WHAT WILL BE

VERSERA FAMILY

- **Versera Messaging Solutions**
  core messaging applications, including voice and fax messaging, and Constant Touch® one number service.
- **Versera Unified Communications Suite**
  comprehensive solutions for real-time management of voice, fax and e-mail messaging with voice and web-based interfaces.
- **Versera Voice Services Suite**
  voice activated dialing, voice control and *navigation*, voice portals *and* information services (available in 2Q '02).
- **Versera Multimedia Messaging Suite**
  multimedia messaging solutions for 2.5 and 3G networks (coming soon).
- **Versera Professional Services Suite**
  Glenayre Care, customer technical training and the marketing Strategist Program.

The Power of Speech

Glenayre believes that voice is the easiest and most natural way to communicate, and will drive subscriber adoption of personal communications portal offerings. People will be able to make calls, access their address books, get driving directions or manage their messages with simple voice commands.

This capability will significantly increase the simplicity and flexibility of communications. To say, 'read my e-mail', 'call my broker' or 'download directions to the nearest restaurant' is simply more conducive to our increasingly mobile lifestyle.

Voice also provides more speed and flexibility. With a simple phrase, people can easily navigate their portals and access the information most important to them. The convenience and simplicity of voice services, coupled with the value of unified communications and other enhanced services, encourage subscribers to stay with their service provider instead of switching to another.

The Telecom Evolution


Personal Communications Portal
Multimodal Messaging
Multimedia Messaging
Unified Communications
SMS & Unified Messaging
Voice Mail
Technology
Multi-modal
3G
Multimedia
Voice
2.5G
Text Message
Phone
Voice and Fax
Content
Access
Transport



What Sets Glenayre Apart

Glenayre focuses on making its customers more successful. We listen to service providers to understand what they need, and then we deliver innovative, easy-to-use solutions that service providers and subscribers really want. This approach makes it possible for Glenayre to deliver the right solutions at the right time and at the right price — something every customer appreciates.

Glenayre passionately believes that a relationship with our Company is based on much more than technology. Glenayre prides itself on building long-lasting person-to-person and business-to-business relationships with its customers, a philosophy that has been integral to our business practices for nearly 40 years.

Glenayre offers its customers dependable, creative and effective professional services that make it easier to market, deploy and support communications solutions through all phases of product ownership:

Marketing Strategist program – helps service providers customize and launch new services by teaching service providers how to customize services to meet needs with proven methods of success for launching new products.

Glenayre Care – extended warranty support. Glenayre's field service team offers global customer service and support from our North America, Latin America, Asia-Pacific and Europe/Middle East/Africa (EMEA) offices.

Glenayre believes that its commitment to service providers' success, from financial growth to customer loyalty, will help us achieve our goals. By focusing not just on technology, but on the power of that technology to simplify communications, we will deliver the right solutions for service providers and subscribers alike.

Management's Statement on Financial Reporting

The 2001 Summary Annual Report contains condensed consolidated financial statements derived from the consolidated financial statements that appear in the Company's 2001 Annual Report on Form 10-K. Management is responsible for preparing the consolidated financial statements and monitoring the Company's system of internal accounting controls. The consolidated financial statements were audited by Ernst & Young LLP, independent auditors, whose report on the condensed consolidated financial statements follows.

Condensed Consolidated Balance Sheets
(Dollars in thousands)

	December 31, 2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 89,149	$ 71,866
Restricted cash	5,227	16,893
Accounts receivable, net	17,153	34,838
Accounts receivable, discontinued operations, net	—	58,405
Notes receivable, discontinued operations, net	—	4,312
Inventories, net	8,168	14,117
Inventories, discontinued operations, net	282	25,987
Deferred income taxes	—	19,140
Assets held for sale	4,350	5,029
Prepaid expenses and other current assets	3,846	8,033
Total Current Assets	**128,175**	**258,620**
Notes receivable, discontinued operations, net	252	6,921
Property, plant and equipment, net	35,588	35,846
Property, plant and equipment, discontinued operations, net	13,020	48,180
Goodwill, net	—	45,311
Deferred income taxes	—	34,917
Other assets	2,227	16,291
Total Assets	**$179,262**	**$446,086**
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 6,729	$ 25,150
Accrued liabilities	28,666	43,365
Accrued liabilities, discontinued operations	26,624	—
Total Current Liabilities	**62,019**	**68,515**
Other liabilities	7,669	6,644
Accrued liabilities, discontinued operations - noncurrent	13,884	—
Stockholders' Equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.02 par value; authorized: 200,000,000 shares; outstanding: 2001-64,971,834 shares; 2000-64,446,012 shares	1,299	1,288
Contributed capital	361,011	359,181
Retained earnings (deficit)	(267,251)	3,235
Accumulated other comprehensive income	631	7,223
Total Stockholders' Equity	**95,690**	**370,927**
Total Liabilities and Stockholders' Equity	**$179,262**	**$446,086**

Condensed Consolidated Statements of Operations
(Dollars in thousands, except per share amounts)

	Year Ended December 31, 2001	2000	1999
Revenues:			
Product sales	$ 81,440	$109,697	$ 73,741
Service revenues	16,061	12,665	10,435
Total Revenues	97,501	122,362	84,176
Cost of Revenues: *(exclusive of depreciation and amortization shown separately below)*			
Cost of sales	28,177	35,190	27,426
Cost of services	11,210	12,839	8,527
Total Cost of Revenues	39,387	48,029	35,953
Gross Margin *(exclusive of depreciation and amortization shown separately below)*	58,114	74,333	48,223
Operating Expenses:			
Selling, general and administrative expense	40,101	42,658	38,765
Provision for doubtful receivables	1,786	2,008	1,134
Research and development expense	19,658	18,533	14,074
Restructuring expense	9,794	—	1,058
Depreciation and amortization expense	8,942	9,476	7,412
Adjustment to loss on sale of business	(94)	(524)	(554)
Total Operating Expenses	80,187	72,151	61,889
Income (Loss) From Operations	(22,073)	2,182	(13,666)
Other Income (Expenses):			
Interest income, net	3,768	6,444	5,302
Gain (loss) on disposal of assets, net (including impairment loss of $2,925 in 2001)	(2,998)	366	(1,341)
Escrow settlement	—	320	—
Realized gain on sale of available-for-sale securities, net	11,894	1,142	—
Other, net	(901)	(509)	(19)
Total Other Income	11,763	7,763	3,942
Income (Loss) From Continuing Operations Before Income Taxes	(10,310)	9,945	(9,724)
Provision (benefit) for income taxes	27,698	4,442	(3,961)
Income (Loss) From Continuing Operations	(38,008)	5,503	(5,763)
Income (Loss) From Discontinued Operations *(net of income tax)*	(232,478)	8,599	(122,765)
Net Income (Loss)	$(270,486)	$ 14,102	$(128,528)
Income (Loss) per Weighted Average Common Share:			
Income (Loss) From Continuing Operations	$ (0.59)	$ 0.09	$ (0.09)
Discontinued Operations	(3.58)	0.13	(1.98)
Net Income (Loss) per Weighted Average Common Share	$ (4.17)	$ 0.22	$ (2.07)
Income (Loss) per Common Share—Assuming Dilution:			
Income (Loss) From Continuing Operations	$ (0.59)	$ 0.08	$ (0.09)
Discontinued Operations	(3.58)	0.13	(1.98)
Net Income (Loss) per Common Share—Assuming Dilution	$ (4.17)	$ 0.21	$ (2.07)

Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2001	**2000**	**1999**
Cash Flows From Operating Activities:			
Net income (loss)	$(270,486)	$ 14,102	$(128,528)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,579	20,461	30,948
Changes in deferred income taxes	57,435	3,118	(36,757)
Net realizable value adjustment and (gain) loss on disposal of property, plant and equipment	45,188	(275)	3,473
Loss on disposal of microwave communication business	—	—	3,235
Adjustment to loss on sale of network management business	(94)	(524)	(554)
Write-off of goodwill and other intangibles	45,311	—	50,919
Tax benefit of stock options exercised	—	—	129
Write-off of uncollectible subordinated notes	—	—	8,172
Gain on sale of available-for-sale securities	(13,961)	(1,142)	—
Permanent impairment of available-for-sale securities	2,067	—	—
Stock compensation expense	663	—	—
Changes in operating assets and liabilities, net of effects of business dispositions and acquisitions:			
Restricted cash	11,666	(6,538)	(10,355)
Accounts receivable	76,090	(5,751)	58,295
Notes receivable	10,981	131	59,744
Inventories	31,654	(11,974)	14,174
Prepaids and other current assets	4,187	(1,928)	1,492
Other assets	1,077	(3,277)	885
Accounts payable	(18,421)	7,036	(11,681)
Accrued liabilities	25,809	(7,542)	(17,591)
Other liabilities	1,025	(672)	180
Net Cash Provided by Operating Activities	21,770	5,225	26,180
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	(21,163)	(19,303)	(10,872)
Proceeds from sale of building and equipment	237	250	6,210
Proceeds from subordinated notes	—	—	2,145
Investments in available-for-sale securities	—	(2,650)	—
Proceeds from sale of available-for-sale securities	15,261	707	—
Net proceeds from sale of microwave communication business	—	—	35,843
Net Cash Provided by (Used in) Investing Activities	(5,665)	(20,996)	33,326
Cash Flows From Financing Activities:			
Issuance of common stock	1,263	14,164	1,724
Purchase of treasury stock	(85)	(40)	—
Net Cash Provided by Financing Activities	1,178	14,124	1,724
Net Increase (Decrease) in Cash and Cash Equivalents	17,283	(1,647)	61,230
Cash and Cash Equivalents at Beginning of Year	71,866	73,513	12,283
Cash and Cash Equivalents at End of Year	$ 89,149	$ 71,866	$ 73,513
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 131	$ 61	$ 388
Income taxes	1,665	2,922	3,824

Condensed Consolidated Statements of Stockholders' Equity
(Dollars and shares in thousands)

	Common Stock Shares	Common Stock Amount	Contributed Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, January 1, 1999	62,064	$ 1,241	$343,251	$ 117,661	$ —	$462,153
Net loss				(128,528)		(128,528)
Shares issued for ESP Plan and option exercises	366	7	1,717			1,724
Tax benefit of stock options exercised			129			129
Balances, December 31, 1999	62,430	1,248	345,097	(10,867)	—	335,478
Net income				14,102		14,102
Other Comprehensive Income: Net unrealized gain on securities available-for-sale, net of tax					7,223	7,223
Comprehensive Income						21,325
Shares issued for ESP Plan and option exercises	2,028	40	14,124			14,164
Repurchase of common stock	(12)	—	(40)			(40)
Balances, December 31, 2000	64,446	1,288	359,181	3,235	7,223	370,927
Net loss				(270,486)		(270,486)
Other Comprehensive Loss: Adjustment to unrealized gain on securities available-for-sale, net of tax					(6,592)	(6,592)
Comprehensive Loss						(277,078)
Shares issued for ESP Plan and option exercises	632	13	1,250			1,263
Repurchase of common stock	(106)	(2)	(83)			(85)
Stock compensation expense			663			663
Balances, December 31, 2001	64,972	$ 1,299	$361,011	$(267,251)	$ 631	$ 95,690

Independent Auditor's Report on Condensed Consolidated Financial Statements

To the stockholders of Glenayre Technologies, Inc.,

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Glenayre Technologies, Inc. and subsidiaries at December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 (not presented separately herein), and in our report dated February 5, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

Atlanta, Georgia
February 5, 2002

Summary Pro Forma Financial Data (1)
(Dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
Income (Loss) From Continuing Operations	$ (38,008)	$ 5,503	$ (5,763)
Restructuring expense, net of taxes (2)	6,547	—	627
Impairment loss on long-lived assets, net of taxes (3)	1,955	—	454
Escrow settlement (4)	—	(320)	—
Deferred tax revaluation (5)	33,181	—	—
Pro Forma Income (Loss) From Continuing Operations Before One-Time Gains and Charges	3,675	5,183	(4,682)
Provision (benefit) for income taxes	(1,266)	4,442	(3,223)
Interest income, net	(3,768)	(6,444)	(5,302)
Depreciation and amortization	8,942	9,476	7,412
Pro Forma EBITDA From Continuing Operations Before One-Time Gains and Charges	$ 7,583	$ 12,657	$ (5,795)

(1) This summary of pro forma financial data shows the reconciliation of income (loss) from continuing operations, as determined in accordance with accounting principles generally accepted in the United States (GAAP), to pro forma income (loss) from continuing operations and pro forma earnings before interest, taxes, depreciation and amortization from continuing operations (Pro Forma EBITDA) which excludes one-time gains and charges.

Pro Forma EBITDA is income (loss) from continuing operations, excluding one-time gains and charges, before net interest income, income taxes and depreciation and amortization and is presented because the Company believes that such information is commonly used in the telecommunications industry as one measure of a company's operating performance. Pro Forma EBITDA from continuing operations is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under GAAP and should not be considered in isolation or as an alternative to, or to be more meaningful than, measures of performance determined in accordance with GAAP. Pro Forma EBITDA, as calculated by the Company, may not be comparable to similarly titled measures reported by other companies and could be misleading unless all companies and analysts calculated EBITDA in the same manner.

(2) In connection with the Company's decision to phase out the prepaid product line and relocate the Corporate headquarters from Charlotte, North Carolina to Atlanta, Georgia during 2001, the Company recorded restructuring charges of approximately $6.5 million, net of income tax benefits of approximately $3.2 million. During 1999, the Company recorded restructuring charges of $627,000, net of income tax benefits of approximately $427,000, primarily related to the reduction of corporate office staff.

(3) During 2001, the Company recorded $1,955,000, net of income tax benefits of approximately $970,000, in impairment charges for capital assets. During the second quarter of 2001, the Company recorded an impairment charge of $1,180,000, net of an income tax benefit of $580,000, related to assets associated with the phase out of the prepaid product line. During the fourth quarter of 2001, the Company recorded an impairment charge of $350,000, net of an income tax benefit of $175,000, related to the write-down to fair value less cost to sell of its held for sale building in Quincy, Illinois. The facility was sold in January 2002. The Company also recorded an impairment charge of $425,000, net of an income tax benefit of $215,000, related to certain capital assets that were deemed to have no future economic benefit. During 1999, the Company recorded impairment charges related to capital assets of $454,000, net of income tax benefits of approximately $307,000.

(4) During 2000, approximately $320,000 in net proceeds were received by the Company primarily related to a settlement of an escrow arrangement with the former stockholders of Open Development Corporation which was acquired by the Company in October 1997.

(5) During 2001, the Company increased the valuation allowance associated with its continuing operations net deferred tax assets by approximately $33.2 million primarily due to the Company's discontinuance of its Wireless Messaging (Paging) business and because its remaining restructured business does not provide a historical basis for projecting future taxable income.

Board of Directors

Clarke H. Bailey
Chairman

Ramon D. Ardizzone
Vice Chairman

Donald S. Bates

Matthew J. Desch

Eric L. Doggett

Peter W. Gilson

John J. Hurley

Stephen P. Kelbley

Horace H. Sibley

Howard W. Speaks, Jr.

Executive Team

Eric L. Doggett
President and
Chief Executive Officer

Debra Ziola
Senior Vice President,
Chief Accounting Officer and
Interim Chief Financial Officer

William W. Edwards, Jr.
Senior Vice President,
Sales, Marketing and Customer Service

Senior Management

Sonny R. Bettis
Chief Technical Officer

Deborah L. Brigham
Vice President,
Quality & Information Systems

Bryant C. Burke
Vice President,
Operations

Kevin A. Cranman
Senior Counsel

Rolf Madson
Vice President,
Product Management

Donald V. Mills
Vice President,
Engineering

Stockholder Information

Corporate Information
11360 Lakefield Drive
Duluth, GA 30097
Phone: 770-283-1000
E-mail: investor.relations@Glenayre.com
www.Glenayre.com

Annual Stockholder Meeting
May 16, 2002 at 11:00 a.m.
Hilton Garden Inn
11695 Medlock Bridge Road
Duluth, GA 30097
770-476-1966

Independent Auditors
Ernst & Young, LLP

Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038 USA
Phone: 718-921-8200
Fax: 718-921-8831

Stock Information
Glenayre's common stock trades on The Nasdaq® Stock Market under the symbol GEMS. Glenayre's common stock at the close of business on December 31, 2001 was $1.63 per share and there were 64,971,834 shares of common stock outstanding. High/low prices for the Company's stock in the past three years are: 2001 $6.00/$0.53 2000 $30.00/$2.56 1999 $13.00/$2.28 (Source: Nasdaq).

Financial Reports
Copies of the Company's Form 10-K and Form 10-Q or quarterly earnings releases issued by the Company may be accessed from the Company's investor relations section of the website: www.Glenayre.com.

Safe Harbor Statement
This annual report contains statements that may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future results, and are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ are discussed in the Company's most recent Form 10-K and 10-Q reports filed with the Securities and Exchange Commission. These factors may include, but are not limited to, effective convergence of technologies, potential market changes resulting from rapid technological advances, competition, variability of quarterly results, volatility of stock price, proprietary technology, potential changes in government regulation, financing customer purchases and international business risks.

www.Glenayre.com

Glenayre™